Exhibit 4.9

SIXTH AMENDMENT TO THE

2001 AMENDED AND RESTATED

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

THIS SIXTH AMENDMENT to the 2001 Amended and Restated Publix Super Markets, Inc. 401(k) SMART Plan is adopted this 1st day of July, 2005, by Publix Super Markets, Inc. (the “Company”), but is effective as provided hereafter.

W I T N E S S E T H:

WHEREAS, the Company has previously adopted the Publix Super Markets, Inc. 401(k) SMART Plan, which has been amended and restated from time to time (as amended and restated to date, the “Plan”); and

WHEREAS, pursuant to the terms of the Plan, the Company is authorized and empowered to amend the Plan further; and

WHEREAS, the Company deems it advisable and in the best interest of the Participants to amend the Plan further in certain respects.

NOW, THEREFORE, the Plan is hereby amended as follows:

1. Section 1.40 of the Plan is amended to read as follows, effective March 28, 2005:

1.40 “Participant” shall mean any eligible Employee of an Employer who has become a Participant under Article V of the Plan and shall include any former employee of an Employer who became a Participant under the Plan and who still has a balance in an Account under the Plan.

2. Section 9.1(c) of the Plan is amended to read as follows, effective with respect to distributions on or after March 28, 2005:

(c) Notwithstanding the foregoing, no distribution shall be made of the benefit to which a Participant is entitled under section 8.1, 8.2, or 8.3 prior to the Participant’s 62nd birthday unless the value of his benefit does not exceed $1,000 or unless the Participant consents to the distribution. The Plan Administrator shall provide each Participant entitled to a distribution of more than $1,000 with a written notice of his rights, which shall include an explanation of the alternative dates for distribution of benefits and the optional forms of benefit available to the Participant. The Participant may elect to exercise such rights, no less than 30 days and no more than 90 days before the first date upon which distribution of the Participant’s vested account balances may be made; provided, however, that such distribution may commence less than 30 days after the provision of the notice if the Plan Administrator clearly informs the Participant that the Participant has a right to a period of at least 30 days after receiving the notice to consider the decision of whether or not to elect a distribution (and, if applicable, a particular distribution option), and if the Participant, after receiving the notice, affirmatively elects a distribution. In the event that a Participant does not consent to a distribution of a benefit in excess of $1,000 to which he is entitled under section 8.1, 8.2, or 8.3, the amount of his benefit shall commence to be paid to the Participant not later than sixty (60) days after the last day of the Plan Year in which the Participant reaches his 62nd birthday.

3. Section 9.1(d) of the Plan is amended to read as follows, effective with respect to distributions made on or after November 1, 2005:

(d) Notwithstanding the foregoing, benefit payments shall satisfy the incidental death benefit requirements and all other applicable provisions of Section 401(a)(9) of the Code, the regulations issued thereunder (including Regulation

Section 1.401(a)(9)), and such other rules thereunder as may be prescribed by the Commissioner.

4. Section 9.2(a) of the Plan is amended to read as follows, effective with respect to distributions on or after March 28, 2005:

(a) The amount of any benefit to which a Participant is entitled under Article VIII hereof shall be paid to him in cash in the form of a lump sum; provided, however, that at the request of the Participant or, in case such Participant has died, at the request of his beneficiary or beneficiaries, the portion of any distributable benefit attributable to the Participant’s Employer Securities Accounts shall be distributable, to the extent possible, in shares of common stock of the Company, except that no fractional share shall be issued and the value of any fractional share to which a Participant would otherwise be entitled shall be paid in cash. For distributions of benefits of $1,000 or less ($5,000 or less in the case of a beneficiary of a deceased Participant), the Administrator shall have no obligation to contact the Participant or his beneficiary or beneficiaries with respect to any such election regarding in-kind distributions of the Participant’s Employer Securities Accounts. For all purposes of this Article IX, it is understood that a “lump sum” may include two or more payments in order to permit the Plan Administrator to obtain the cash needed to make a distribution in cash with respect to whole or fractional shares held in a Participant’s Employer Securities Accounts by selling the shares on the next permitted sales date as determined from time to time by the Plan Administrator in accordance with the provisions of section 10.4.

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5. Section 9.4(a) of the Plan is amended to read as follows, effective November 1, 2005:

(a) Upon reaching age 59 1/2, a Participant who is actively employed by an Employer may apply to the Administrator for the withdrawal of all or a portion of his Savings Contributions Account and his vested Matching Contributions Account. All amounts withdrawn shall be paid to the Participant in cash; provided, however, that at the request of the Participant, the portion of any requested withdrawal attributable to and to be paid from the Participant’s Employer Securities Accounts shall be distributable, to the extent possible, in shares of common stock of the Company, except that no fractional share shall be issued and the value of any fractional share to which a Participant would otherwise be entitled shall be paid in cash.

IN WITNESS WHEREOF, the Company has caused this Sixth Amendment to be executed this 1st day of July, 2005 by its duly authorized officers.

ATTEST:		PUBLIX SUPER MARKETS, INC.

(CORPORATE SEAL)

By:	/s/ Linda S. Kane	By:	/s/ William E. Crenshaw
	Linda S. Kane, Assistant Secretary		William E. Crenshaw, President

“COMPANY”

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